Exhibit 15.1
Calling of an Ordinary Meeting of Shareholders*
The Board of Directors of “Telvent GIT, S.A.” calls an Ordinary Meeting of Shareholders that will be held at the Company’s corporate headquarters located in Alcobendas (Madrid) at calle Valgrande, 6 on June 29, 2011, at 5:00 p.m., local time, on first call and, as the case may be, the next day in the same place and at the same time, on second call, in accordance with the following:
Agenda
First —	Examination and approval, as the case may be, of the Annual Accounts and the Management Report of the Company and of its Consolidated Group, corresponding to the financial year 2010, as well as the Consolidated Financial Statements in accordance with United States GAAP for the financial year 2010.

Second —	Examination and approval, as the case may be, of the proposed allocation of the Company’s net income for financial year 2010.

Third —	Examination and approval, as the case may be, of the management of the Board of Directors in 2010.

Fourth —	Examination and approval, as the case may be, of the Board of Directors’ compensation for 2010.

Fifth —	Re-election or appointment, as the case may be, of the Auditor for the Company and its Consolidated Group for 2011.

Sixth —	Re-election or appointment, as the case may be, of Directors.

Seventh —	Approval of amendments to the Corporate Bylaws, to include amendments relating to the place and time of the shareholders’ meeting (in order to allow, if the case may be, holding the shareholders’ meetings in several locations by videoconference), distance voting (in order to allow distance vote in advance by shareholders in the meetings) and conduct of the Board meetings (in order to allow meetings of the Board of Directors to be held in several locations simultaneously and voting in writing without session) (drafting of articles 16.bis, 17.bis and 22.bis), and amendment to Article 24.bis of the Corporate Bylaws (Commissions of the Board of Directors) to increase the number of members of the Audit Committee.

Eighth —	Authorize the Board of Directors with express powers of substitution, to interpret, amend, complement, execute, registration, substitution of powers and adaptation of the agreements to be adopted by the shareholders at this meeting.

Ninth —	Approval, as the case may be, of the minutes of this meeting as may be required by law.
Shareholders of record as of June 24, 2011 are entitled to attend and vote on the matters set forth above. From the date of publication of this notice, the shareholders shall be entitled to obtain, immediately and free of charge, the full text of the resolutions and the rest of documents necessary to approve the resolutions set forth in the agenda that require the aforesaid reports. Likewise, all shareholders have the right to be informed in accordance with Article 197 of the Spanish Corporation Law and exercise the right in accordance with Article 172 of the Spanish Corporation Law.
Shareholders of the Company are permitted to attend the meeting and may vote in person or by proxy in accordance with the Company’s Rules of Procedures of the General Meeting of Shareholders, which can be viewed at http://www.telvent.com/en/investor/corporate_governance/internal-norms.cfm
A proxy card for voting may be found on our website:
http://www.telvent.com/en/investor/corporate_governance/shareholder-meetings.cfm
Proxy cards should be delivered to the Company to the attention of the Secretary to the Board of Directors.
Note: Shareholders are advised that based on experience in previous years, the Ordinary Shareholders Meeting may foreseeably be held on first call at 5:00 p.m., on June 29, 2011.
In Madrid, on May 26, 2011.
____________________
The Secretary to the Board of Directors
Lidia García Páez

*	English translation of proxy published in Spain on May 26, 2011.